Mail Stop 4561

July 20, 2006

Joseph Caffarelli
Chief Executive Officer
Corvu Corporation
3400 West 66th Street
Edina, Minnesota 55435

> **Re:** **Corvu Corporation**
> **Form 10-KSB for Fiscal Year Ended June 30, 2005**
> **Forms 10-QSB for Fiscal Quarters Ended September 30, 2005,**
> **December 31, 2005 and March 31, 2006**
> **File No. 000-29299**

Dear Mr. Caffarelli:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Stephen Krikorian
Accounting Branch Chief